SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Grindr Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

39854F119
(CUSIP Number)

6770
(Primary Standard Industrial
Classification Code Number)

J. Michael Gearon, Jr.
c/o Grindr Inc.
750 N. San Vicente Boulevard
STE RE1400
West Hollywood, CA, 90069
Telephone +1 (310) 878-9648
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
28th Street Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,468,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,468,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,468,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 The percentage used herein is calculated based on 174,044,135 shares of the Issuer’s common stock, consisting of i) 173,524,360 shares of the Issuer’s Common Stock outstanding immediately following the Business Combination (as defined herein) reported on the Issuer’s Current Report on Form 8-K, filed on November 23, 2022, plus ii) 519,775 shares of the Issuer’s Common Stock issuable to the Reporting Persons (as defined herein), to the extent the Reporting Persons elect to exercise 519,775 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
J. Michael Gearon, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,468,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,468,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,468,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 The percentage used herein is calculated based on 174,044,135 shares of the Issuer’s common stock, consisting of i) 173,524,360 shares of the Issuer’s Common Stock outstanding immediately following the Business Combination (as defined herein) reported on the Issuer’s Current Report on Form 8-K, filed on November 23, 2022, plus ii) 519,775 shares of the Issuer’s Common Stock issuable to the Reporting Persons (as defined herein), to the extent the Reporting Persons elect to exercise 519,775 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
The 1997 Gearon Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,468,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,468,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,468,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

3  The percentage used herein is calculated based on 174,044,135 shares of the Issuer’s common stock, consisting of i) 173,524,360 shares of the Issuer’s Common Stock outstanding immediately following the Business Combination (as defined herein) reported on the Issuer’s Current Report on Form 8-K, filed on November 23, 2022, plus ii) 519,775 shares of the Issuer’s Common Stock issuable to the Reporting Persons (as defined herein), to the extent the Reporting Persons elect to exercise 519,775 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Grindr Inc., a Delaware corporation (the “Issuer” or “Grindr”). The Issuer’s principal executive office is located at 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, CA, 90069, and its phone number is +1 (310) 878-9648.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by 28th Street Ventures LLC (“28th Street”), J. Michael Gearon, Jr. (“Mr. Gearon”), a United States citizen, and The 1997 Gearon Family Trust (together the “Reporting Persons”). The 1997 Gearon Family Trust and Mr. Gearon are controlling members of 28th Street. The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to this Schedule 13D.

(b) The business address of the Reporting Persons is: 3350 Riverwood Parkway, Suite 425, Atlanta, GA 30339.

(c) 28th Street’s principal business is the ownership of equity interests in various entities. The 1997 Gearon Family Trust’s sole purpose was to establish a trust for Mr. Gearon's wife and descendants. Mr. Gearon is a member of the Board of Directors of the Issuer and his principal occupation is to serve as the manager of 28th Street, having voting and investment discretion with respect to the shares of Common Stock held of record by 28th Street. Sandee L. Dean and Lauren L. Gearon are co-trustees of The 1997 Gearon Family Trust and the wife and children of Mr. Gearon are the beneficiaries of The 1997 Gearon Family Trust. Mr. Gearon disclaims beneficial ownership in all shares owned by such trust. Mr. Gearon is the sole manager of 28th Street, having voting and investment discretion with respect to the shares of Common Stock held of record by 28th Street.

(d) During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) 28th Street is incorporated in the state of Georgia. The 1997 Gearon Family Trust is governed by the law of the state of Georgia. Mr. Gearon is a citizen of the United States of America.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Persons received the Ordinary Shares reported in this Schedule 13D as a result of the closing of the Business Combination (as defined below). The Reporting Persons are deemed to beneficially own an aggregate of 15,468,109 shares of Common Stock of the Issuer as reflected in this Schedule 13D.

The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds. The Reporting Persons acquired the shares of the Issuer’s Common Stock and warrants to purchase shares of the Issuer’s Common Stock at an exercise price of $11.50 per share pursuant to the Agreement and Plan of Merger, dated May 9, 2022 (the “Initial Merger Agreement”), by and among Grindr Group LLC, a Delaware limited liability company (“Legacy Grindr”), Tiga Acquisition Corp. (“Tiga”) and Tiga Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga (“Merger Sub I”, and together with Tiga and Legacy Grindr, the “Initial Merger Entities”), as amended in that certain First Amendment to the Initial Merger Agreement, dated October 5, 2022, by and among Tiga Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga (“Merger Sub II”) and the Initial Merger Entities (together with the Initial Merger Agreement, the “Merger Agreement”), pursuant to which Merger Sub I first merged with and into Legacy Grindr, whereupon the separate corporate existence of Merger Sub I ceased, and Legacy Grindr became the surviving company and continued in existence as a wholly owned subsidiary of Tiga until promptly thereafter and as part of the overall transaction, when Legacy Grindr merged with and into Merger Sub II, with Merger Sub II being the entity that survived such second merger and continued in existence as a wholly owned subsidiary of Tiga (the “Business Combination”). Tiga domesticated as a Delaware corporation and subsequently changed its name to Grindr Inc.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity,  debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(a)
28th Street, Mr. Gearon, and The 1997 Gearon Family Trust beneficially own an aggregate of 15,468,109 shares of the Issuer’s Common Stock, respectively, which in aggregate represents approximately 8.9% of the Issuer’s issued and outstanding Common Stock, consisting of 174,044,135 shares of the Issuer’s common stock, consisting of i) 173,524,360 shares of the Issuer’s Common Stock outstanding immediately following the Business Combination reported on the Issuer’s Current Report on Form 8-K, filed on November 23, 2022, plus ii) 519,775 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 519,775 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(b) Mr. Gearon and The 1997 Gearon Family Trust, by virtue of each of their 50% beneficial ownership of 28th Street, may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by 28th Street and have the shared power to vote or to direct the vote of (and shared power to dispose of or to direct the disposition of) the 15,468,109 shares of the Issuer’s Common Stock held by 28th Street.

(c) Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Persons have not affected any other transactions in the shares of the Issuer during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 15,468,109 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On November 18, 2022, Mr. Gearon and The 1997 Gearon Family Trust entered into an amended and registration rights agreement with the Issuer and certain of the Issuer’s shareholders, pursuant to which the Issuer will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of the Issuer’s Common Stock and other equity securities of Grindr that are held by the parties thereto from time to time.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated as of November 28, 2022, by and among J. Michael Gearon, Jr. and The 1997 Gearon Family Trust.
2
Amended and Restated Registration Rights Agreement by and among Grindr Inc., Tiga Sponsor LLC, the independent directors of Tiga Acquisition Corp., and certain former stockholders of Grindr Group LLC, dated November 18, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on November 23, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2022

28th STREET VENTURES LLC

	By:	/s/ J. Michael Gearon, Jr

	Name:	J. Michael Gearon, Jr.
	Title:	Manager

J. MICHAEL GEARON, JR.

	By:	/s/ J. Michael Gearon, Jr

THE 1997 GEARON FAMILY TRUST

	By:	/s/ Sandee L. Dean

	Name:	Sandee L. Dean
	Title:	Trustee

ANNEX A

CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF 28th STREET VENTURES LLC

The following table sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of 28th Street Ventures LLC (each an “Instruction C Person”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Position of Officer or Director	Principal Business Address or Residence	Principal Occupation or Employment	Citizenship
J. Michael Gearon, Jr.	3350 Riverwood Parkway, Suite 425, Atlanta, GA 30339	Manager of 28th Street Ventures LLC	United States of America